EXHIBIT 99.1

Evaxion announces business update and third quarter 2025 financial results

COPENHAGEN, Denmark, November 6, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, provides business update and announces third quarter 2025 financial results.

Business highlights (since last quarterly update)
Evaxion has seen tremendous progress in recent months with several massive achievements. We maintain a high activity level and continue to execute our plans. Highlights include:

  Evaxion’s Board of Directors has appointed Dr Helen Tayton-Martin as new CEO, effective November 24, 2025. Dr Tayton-Martin brings more than 30 years of experience, including biotech M&A, business development and operations.
  Unprecedented data from the phase 2 trial with personalized cancer vaccine EVX-01 in advanced melanoma patients presented on stage at the European Society for Medical Oncology (ESMO) Congress, one of the most prestigious medical oncology conferences in the world.
  We continue to enhance and expand our AI-Immunology™ platform, most recently with the addition of an automated vaccine design module replacing previous manual vaccine design processes.
  EVX-B3, the bacterial vaccine candidate now out-licensed to MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA), was discovered with AI-Immunology™, making it the first AI-designed vaccine candidate ever to be licensed by a pharmaceutical company. We have received $7.5 million in option exercise fee and will be eligible for future payments of up to $592 million.
  Evaxion’s cash runway has been extended to the second half of 2027 from previously first half of 2027 following the payment from MSD and cash raised from capital market activities in September and October totaling $7.2 million.

“We are really pleased with our achievements in recent months which have validated both our technology and strategy as well as significantly strengthened our position for future value creation. The impressive EVX-01 data shows our capabilities in cancer vaccines and the out-licensing of EVX-B3 confirms them in infectious disease vaccines. This is very important as we maintain a number of partnership discussions across disease areas and our AI-Immunology™ platform,” says Birgitte Rønø, CSO and interim CEO of Evaxion.

Conference call and webcast
Evaxion’s Executive Management will host a conference call and webcast at 8.30 ET/14.30 CET today, presenting the business update and financial results as well as taking questions. This event is free, open to the public and encouraged.

To join the conference call, listen to the presentation and ask verbal questions, please register in advance via this link to receive the dial-in telephone numbers and a unique PIN code. The call can be accessed 15 minutes prior to the start of the live event.

To join the webcast, please click on this link. The webcast recording will be available on our website shortly after the event.

Research & Development (R&D) update
Evaxion has a R&D pipeline of innovative vaccine candidates for both cancer and infectious diseases.

Our lead asset is the personalized cancer vaccine EVX-01. Developed with AI-Immunology™, it is designed to target multiple neoantigens; cancer unique proteins arising from mutations. We have now completed the initially planned two-years of treatment in the phase 2 trial with EVX-01 in patients with advanced melanoma (skin cancer) with very encouraging results.

The two-year data demonstrated an Objective Response Rate (ORR) of 75% as 12 out of 16 patients had objective clinical responses, with four patients obtaining a complete response. The ORR is even higher than the 69% observed after one year of treatment. Additionally, a durable clinical benefit was observed as 92% of patients were still responding at two years follow-up and no relapses were observed.

54% of patients had a deepened response during treatment, improving from stable disease or partial response to partial or complete response. Tumor reduction (target lesions) was observed in 15 out of the 16 patients enrolled in the trial.

In the trial, EVX-01 induced an immune response in all patients, with 81% of the targeted neoantigens generating potent specific T-cell responses. This high immunogenicity rate stands out as highly encouraging compared to historical observations and compares very favorably to what is seen with other approaches. These results also underline and validate the precision of the AI-Immunology™ platform in accurately identifying neoantigens, which leads to detectable signals in patients.

Data also confirmed EVX-01 to be a well-tolerated treatment. All in all, the data clearly supports further clinical development of EVX-01, for which we are actively looking for a partner. The phase 2 trial goes on with a one-year extension for a subset of patients to further strengthen EVX-01’s already encouraging data package.

The data was presented in an oral presentation at the ESMO conference, a strong testament to the interest in EVX-01 and the field of personalized cancer vaccines in general. We were present throughout the conference to interact and discuss with all interested stakeholders, including potential business partners.

We have recently expanded our pipeline with EVX-04, a novel vaccine candidate targeting multiple non-conventional ERV tumor antigens, developed with AI-Immunology™. We will pursue clinical development of EVX-04, currently in preclinical development, as a new therapeutic vaccine against acute myeloid leukemia (AML).

EVX-04 is designed to target non-conventional ERV (endogenous retrovirus) tumor antigens from the dark genome. These antigens are present in tumors but absent in normal tissue, making them highly attractive targets for cancer vaccines.

Leveraging our proprietary AI-Immunology™ platform, Evaxion has identified ERV antigens in patient tumor sequencing data. Uniquely, the platform then selects optimal fragments from these antigens based on their potential to be effective vaccine targets across a wide range of patients.

By including multiple of these fragments in EVX-04, the vaccine is designed to be effective in all patients regardless of immune and tumor ERV antigen differences. This makes EVX-04 a so-called off-the-shelf vaccine preproduced and ready for immediate administration after diagnosis.

Data generated in the EVX-02 program has actively informed the development of both EVX-04 and EVX-03. As a matter of portfolio management, the EVX-02 program is now inactivated and removed from our R&D pipeline.

Further to the advancement of our R&D pipeline, the continued development and improvement of AI-Immunology™ is also an important part of our R&D work. Most recently, we have developed an automated vaccine design module replacing previous manual vaccine design processes. Thus, AI-Immunology™, already superior in vaccine target discovery, now also enables enhanced design applicable for both new vaccines and optimization of approved ones.

Automated design can both improve the quality of the vaccines and shorten the design time compared to manual methods from months to days, also carrying significant cost savings.
The new module offers solutions for common problems encountered with traditional manual design methods, namely ensuring that vaccine targets can be properly expressed and obtained in the correct conformations.

The new design module can be applied to new as well as existing vaccines thereby potentially enabling the development of new and improved generations of vaccines already in use.

Further to our clinical progress, we also maintain a high level of preclinical activity with a number of active preclinical programs. Following the out-licensing of EVX-B3, the further development of this vaccine candidate is now in the hands of MSD and therefore removed from our R&D pipeline.

We maintain the ambition of replenishing the pipeline with another infectious disease vaccine candidate, having already added EVX-B4 earlier this year. However, our priority will be to do this as part of a target discovery collaboration with an external partner.

Business development update
We were delighted by the out-licensing of EVX-B3, which validates Evaxion, the platform and our pipeline as well as our strategy for long-term value creation and monetization of our assets. We have received $7.5 million in option exercise fee and will be eligible for future payments of up to $592 million.

MSD also holds an option to license EVX-B2, our Gonorrhea vaccine candidate. In September 2025 it was agreed to extend the evaluation period for EVX-B2. The extension follows an expansion of the initial evaluation plan encompassing further experiments. Consequently, a decision on potential in-licensing of EVX-B2 by MSD is now expected in the first half of 2026.

Should MSD exercise the option on EVX-B2, we will receive a cash payment of $2.5 million and be eligible for future development, regulatory and sales milestone payments of up to $592 million as well as royalties on sales as for EVX-B3. The milestones are not additive per product to get to total deal value as some discount may occur if both programs progress successfully.

We remain active in several parallel partnership discussions based on external interest in both our platform and pipeline as we continue to pursue our strategy of monetizing value through multiple partnerships. As has been the case throughout 2025, turmoil in financial markets and regulatory uncertainty impacts the decision processes with some potential partners, prolonging some discussions. Having concluded the deal on EVX-B3, we maintain the ambition of entering at least one more partnership deal in the coming months, even if uncertainty of timing is increasing.

Cash runway extended
On October 30, 2025, we announced the successful completion of different capital market activities, raising a gross total of $7.2 million. As a result, we now have cash on hand to fund our operations and R&D programs into the second half of 2027, extended from first half of 2027.

The proceeds strengthened both Evaxion’s cash position and equity and followed the influx of $7.5 million paid by MSD when licensing EVX-B3.

Of the $7.2 million, $4.5 million came from sales of shares in an at-the-market (ATM) offering and $2.7 million came from exercise of investor warrants. The latter reduced the number of outstanding warrants to purchase Evaxion ADSs by 1.0 million. The total number of outstanding warrants is now 2.8 million, including employee warrants, with a weighted average exercise price of $10.94.

Third quarter 2025 financial results
The third quarter showed strong financial performance with net income of $4.6 million, driven by revenue income from MSD’s option exercise and financial income from an 89% share price premium of the European Investment Bank’s (EIB’s) debt-to-equity conversion. The third quarter net income is a significant improvement compared to a net loss of $1.9 million for the same period 2024.

Revenue of $7.5 million for the quarter ending September 30, 2025, primarily relates to MSD option exercise and also includes revenue recorded from Gates Foundation. With the out-licensing of EVX-B3 to MSD, all future development cost of the program will be carried by MSD, while the deal will provide Evaxion with future revenue income potential of up to $592 million through milestone payments.

Research and development (R&D) expenses were $3.1 million for the period ending September 30, 2025, compared to $2.6 million last year. Project costs are more back-end loaded in 2025 compared to 2024, and overall, our expenses are well managed and within targets for the year.

General and administrative expenses were $1.4 million for the third quarter 2025, compared to $2.1 million in 2024. The decrease is primarily driven by lower capital market transaction costs.

Net financial income of $1.3 million is driven by $2.7 million financial income mainly due to the 89% share price premium from the EIB debt-to-equity conversion in July 2025, and $1.4 million financial expense mainly due to remeasurement of the derivative liability from investor warrants from our January 2025 public offering.

During the third quarter of 2025 we continued strong execution of our financial strategy, resulting in improved equity, lower leverage and extended cash runway. Our cash runway has now been extended to second half of 2027, improved from earlier first half of 2027.

Cash and cash equivalents as of September 30, 2025, were $10.6 million, compared to $6.0 million as of December 31, 2024. January to October 2025, we have received proceeds from capital market activity and recorded income of total $31.8 million, providing a significant improvement in our cash position.

Total equity amounts to $16.6 million as of September 30, 2025, which is a significant improvement compared to a negative equity of $(1.7) million as of December 31, 2024.

The equity is negatively impacted by $1.5 million as of September 30, 2025, arising from the net effect of the derivative liability from investor warrants issued as part of our January 2025 public offering. According to IAS/IFRS, the investor warrants are seen as derivative instruments, as the exercise price is denominated in USD while our company’s functional currency is DKK. Part of the proceeds from capital raises are consequently recognized as derivative liabilities. Reassessments are disclosed as financial income/expense and reverted to equity when warrants are exercised or lapse. The derivative liability from investor warrants has no impact on other items in the financial statement, hence Evaxion discloses the impact as a separate equity item. With the investor warrants exercised during October 2025, the net impact is expected to be reduced to a nominal impact by year end 2025.

Evaxion’s equity and market capitalization remain well above Nasdaq’s requirements, with ample headroom expected to persist, as we continue to execute our financial strategy.

Further, we will continue to focus and maintain our strict cost control and diligently prioritize and optimize our resource allocation. This enables us to absorb the general cost increase and inflation within the same cash spend as in 2024, e.g. we expect an operational cash burn of approximately $14 million in 2025.

Evaxion A/S
(Unaudited) Consolidated Statement of Financial Position Data
(USD in thousands)

	Sep 30, 2025	Dec 31, 2024
Cash and cash equivalents	10,572	5,952
Total assets	29,737	12,485
Total liabilities	13,138	14,137
Share capital	13,813	10,516
Other reserves	130,108	106,369
Accumulated deficit	(127,322)	(118,537)
Total equity	16,599	1,652
Total liabilities and equity	29,737	12,485

Evaxion A/S
(Unaudited) Consolidated Statement of Comprehensive Loss Data
(USD in thousands, except per share data)

	Three Months Ended Sep 30,		Nine Months Ended Sep 30,
	2025	2024	2025	2024
Revenue	7,492	3,017	7,528	3,222
Research and development	(3,092)	(2,614)	(7,415)	(8,202)
General and administrative	(1,377)	(2,134)	(5,295)	(5,728)
Operating gain / loss	3,022	(1,731)	(5,182)	(10,708)
Finance income	2,690	84	5,729	5,922
Finance expenses	(1,360)	(384)	(2,988)	(2,665)
Net gain/ loss before tax	4,352	(2,031)	(2,442)	(7,451)
Income tax benefit	265	96	652	513
Net gain / loss for the period	4,618	(1,935)	(1,789)	(6,938)
Net loss attributable to shareholders of Evaxion A/S	4,618	(1,935)	(1,789)	(6,938)
Loss per share – basic and diluted	0.01	(0.04)	(0.01)	(0.13)
Number of shares used for calculation (basic and diluted)	318,041,649	55,255,329	289,792,967	51,905,948

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.